Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Voluntary trading statement and operational performance for H1 2023

Johannesburg, 2 August 2023: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that headline earnings per share for the six months ended 30 June 2023 (H1 2023) are expected to range between US$0.49-0.53 per share (US$0.05-0.09 per share lower), which is 9% to 16% lower than the headline earnings of US$0.58 per share reported for the six months ended 30 June 2022 (H1 2022). The decrease in headline earnings is driven by lower gold volumes sold and higher operating costs incurred in H1 2023, underpinned by mining inflation and higher amortisation and depreciation due to higher ounces mined, partially offset by a higher gold price.

Basic earnings per share for H1 2023 are expected to range between US$0.49-0.53 per share (US$0.04-0.08 per share lower), which is 7% to 14% lower than the basic earnings of US$0.57 per share reported for H1 2022, for the same reasons given for headline earnings.

Normalised earnings per share for H1 2023 are expected to range between US$0.49-0.53 per share (US$0.03-0.07 per share lower), which is 5% to 13% lower than the normalised earnings of US$0.56 per share reported for H1 2022, for the same reasons given for headline earnings.

Q2 2023 operational performance

For Q2 2023, attributable gold equivalent production is expected to be 577koz (Q1 2023: 577koz), with All-in costs (AIC) for the quarter expected to be US$1,454/oz (Q1 2023: US$1,343/oz). All-in sustaining costs (AISC) are expected to be US$1,279/oz (Q1 2023: US$1,152/oz). The increase in AIC and AISC is driven by lower gold sold, an increase in operating costs driven by mining inflation, and higher capital expenditure.

H1 2023 operational performance

Attributable gold equivalent production for H1 2023 is expected to be 1,154koz, a 4% decrease YoY (H1 2022: 1,201koz). AIC for H1 2023 is expected to be US$1,398/oz, 3% higher than H1 2022 (US$1,352/oz), as a result of lower gold sold and an increase in operating costs driven by mining inflation, partially offset by lower project capex. AISC for H1 2023 is expected to be US$1,215/oz (H1 2022: US$1,148/ oz), a 6% increase YoY.

The financial and operational information on which this trading statement is based has not been reviewed, and reported on, by the Company's external auditors.

Gold Fields expects to release H1 2023 financial results on Thursday, 17 August 2023.

Our Purpose
Creating enduring value beyond mining

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2 Notes to editors About Gold Fields Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and two projects in Chile and Canada. We have total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2023 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.